UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 14, 2012

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

1. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEET

	Millions of yen
	As of December 31, 2011
Assets
Cash and Due from Banks	¥		7,315,542
Call Loans and Bills Purchased			267,110
Receivables under Resale Agreements			8,085,665
Guarantee Deposits Paid under Securities Borrowing Transactions			5,722,472
Other Debt Purchased			1,580,429
Trading Assets			14,083,298
Money Held in Trust			77,658
Securities		*2	45,571,999
Loans and Bills Discounted		*1	65,194,184
Foreign Exchange Assets			1,076,483
Derivatives other than for Trading Assets			4,827,364
Other Assets			2,759,507
Tangible Fixed Assets			922,124
Intangible Fixed Assets			489,535
Deferred Tax Assets			417,590
Customers’ Liabilities for Acceptances and Guarantees			3,717,733
Reserves for Possible Losses on Loans			(722,228)
Reserve for Possible Losses on Investments			(15)

Total Assets			161,386,458

Liabilities
Deposits			76,738,401
Negotiable Certificates of Deposit			12,580,767
Debentures			12,314
Call Money and Bills Sold			5,959,092
Payables under Repurchase Agreements			12,411,956
Guarantee Deposits Received under Securities Lending Transactions			7,244,965
Commercial Paper			353,363
Trading Liabilities			8,106,421
Borrowed Money			12,791,065
Foreign Exchange Liabilities			202,888
Short-term Bonds			619,497
Bonds and Notes			4,806,101
Due to Trust Accounts			1,034,663
Derivatives other than for Trading Liabilities			4,308,200
Other Liabilities			3,820,008
Reserve for Bonus Payments			16,112
Reserve for Employee Retirement Benefits			35,781
Reserve for Director and Corporate Auditor Retirement Benefits			2,157
Reserve for Possible Losses on Sales of Loans			320
Reserve for Contingencies			15,110
Reserve for Reimbursement of Deposits			15,118
Reserve for Reimbursement of Debentures			17,798
Reserves under Special Laws			1,214
Deferred Tax Liabilities			13,460
Deferred Tax Liabilities for Revaluation Reserve for Land			83,639
Acceptances and Guarantees			3,717,733

Total Liabilities			154,908,154

Net Assets
Common Stock and Preferred Stock			2,254,972
Capital Surplus			1,109,780
Retained Earnings			1,190,870
Treasury Stock			(7,130)

Total Shareholders’ Equity			4,548,493

Net Unrealized Gains (Losses) on Other Securities			(158,971)
Deferred Gains or Losses on Hedges			84,443
Revaluation Reserve for Land			145,352
Foreign Currency Translation Adjustments			(107,305)

Total Accumulated Other Comprehensive Income			(36,481)

Stock Acquisition Rights			2,162
Minority Interests			1,964,129

Total Net Assets			6,478,303

Total Liabilities and Net Assets	¥		161,386,458

(2) CONSOLIDATED STATEMENT OF INCOME AND

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

[CONSOLIDATED STATEMENT OF INCOME]

	Millions of yen
	For the nine months ended December 31, 2011
Ordinary Income	¥		1,975,986
Interest Income			1,033,547
Interest on Loans and Bills Discounted			655,732
Interest and Dividends on Securities			241,439
Fiduciary Income			34,318
Fee and Commission Income			399,709
Trading Income			121,296
Other Operating Income			283,286
Other Ordinary Income		*1	103,828

Ordinary Expenses			1,609,094
Interest Expenses			243,917
Interest on Deposits			75,754
Interest on Debentures			372
Fee and Commission Expenses			84,475
Other Operating Expenses			70,140
General and Administrative Expenses			956,090
Other Ordinary Expenses		*2	254,471

Ordinary Profits			366,891

Extraordinary Gains		*3	91,790

Extraordinary Losses		*4	15,658

Income before Income Taxes and Minority Interests			443,022

Income Taxes:
Current			32,561
Deferred			79,528
Total Income Taxes			112,089

Income before Minority Interests			330,932

Minority Interests in Net Income			59,968

Net Income	¥		270,963

[CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME]

Millions of yen
For the nine months ended December 31, 2011
Income before Minority Interests	¥330,932
Other Comprehensive Income	(120,597)
Net Unrealized Gains (Losses) on Other Securities	(143,497)
Deferred Gains or Losses on Hedges	15,915
Revaluation Reserve for Land	11,877
Foreign Currency Translation Adjustments	(3,844)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,048)

Comprehensive Income	210,335

Comprehensive Income Attributable to Owners of the Parent	157,808
Comprehensive Income Attributable to Minority Interests	52,527

(CHANGES IN THE SCOPE OF CONSOLIDATION OR IN THE SCOPE OF THE APPLICATION OF THE EQUITY METHOD)

For the nine months ended December 31, 2011

(1) Important changes in the scope of the Application of the Equity Method

From the third quarter, Joint Stock Commercial Bank for Foreign Trade of Vietnam was newly included in the scope of the equity method as an affiliate as a result of acquisition of stocks.

(ADDITIONAL INFORMATION)

For the nine months ended December 31, 2011

(1) Mizuho Financial Group has applied “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No.24, December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No.24, December 4, 2009) beginning with the treatment of accounting changes and corrections of prior period errors that are made after the beginning of the first quarter of fiscal 2011.

Based on “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Accounting Practice Committee Statement No.14), “Reversal of Reserves for Possible Losses on Loans” and “Recovery on Written-off Claims” have been recorded in “Other Ordinary Income” beginning with the third quarter of fiscal 2011. However, retrospective application was not made for the third quarter of fiscal 2010.

(2) One of our consolidated foreign securities subsidiaries has received requests for information from the US Securities and Exchange Commission concerning the structuring and offering of certain securitization transactions involving sub-prime mortgages. It has been responding to such requests.

(NOTES)

(NOTES TO CONSOLIDATED BALANCE SHEET)

Notes as of December 31, 2011

1.	Loans and Bills Discounted includes the following:

Loans to Bankrupt Obligors:	¥34,277 million
Non-Accrual Delinquent Loans:	¥610,428 million
Loans Past Due for Three Months or More:	¥20,356 million
Restructured Loans:	¥581,960 million

The above amounts are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

2.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law), amounted to ¥966,204 million.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

For the nine months ended December 31, 2011

1.	Other Ordinary Income includes gains on sales of stocks of ¥42,354 million and gains on recovery of written-off claims of ¥27,656 million.

2.	Other Ordinary Expenses includes losses on impairment “devaluation” of stocks of ¥116,443 million.

3.	Extraordinary Gains includes gains on negative goodwill of ¥91,180 million incurred as a result of turning the securities subsidiaries into wholly-owned subsidiaries.

4.	Extraordinary Losses includes special retirement payment in the securities subsidiary of ¥10,009 million and losses on disposal of fixed assets of ¥3,541 million.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

We have not prepared Consolidated Statement of Cash Flows for the nine months ended December 31, 2011. Depreciation (including Amortization of intangible fixed assets excluding goodwill) and Amortization of goodwill for the nine months ended December 31, 2011 are as follows:

Depreciation	¥122,959 million
Amortization of goodwill	¥1,965 million

(INFORMATION ON SHAREHOLDERS’ EQUITY)

For the nine months ended December 31, 2011

1. Cash dividends distributed by MHFG are as follows:

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
June 21, 2011	Common Stock	130,659	6	March 31, 2011	June 21, 2011	Retained earnings
Ordinary General	Eleventh Series Class XI Preferred Stock	8,337	20	March 31, 2011	June 21, 2011	Retained earnings
Meeting of Shareholders	Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2011	June 21, 2011	Retained earnings
November 14, 2011	Common Stock	72,025	3	September 30, 2011	December 7, 2011	Retained earnings
Board of Directors’	Eleventh Series Class XI Preferred Stock	3,834	10	September 30, 2011	December 7, 2011	Retained earnings
Meeting	Thirteenth Series Class XIII Preferred Stock	550	15	September 30, 2011	December 7, 2011	Retained earnings

(BUSINESS SEGMENT INFORMATION)

1. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

For the nine months ended December 31, 2011

	Millions of yen
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
			Domestic	Inter- national	Trading and others	MHSC	Others			Retail banking	Corporate banking	Trading and others	MHIS	Others		MHTB	Others	Others	Total
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	328,990	274,557	117,100	71,400	86,057	(4,767)	59,201	435,225	406,388	180,400	188,600	37,388	498	28,338	31,953	31,229	724	(6,539)	789,630
Net non-interest income	359,995	236,741	84,100	47,100	105,541	87,526	35,727	211,142	174,189	24,300	85,000	64,889	30,431	6,520	93,513	58,966	34,546	19,342	683,994

Total	688,986	511,298	201,200	118,500	191,598	82,758	94,929	646,368	580,578	204,700	273,600	102,278	30,930	34,859	125,466	90,195	35,271	12,802	1,473,624

General and administrative expenses (excluding Non-Recurring Losses)	340,922	175,840	66,700	46,000	63,140	112,053	53,028	457,470	418,213	183,400	167,400	67,413	30,615	8,642	88,173	58,666	29,507	11,966	898,533

Others	(39,593)	—	—	—	—	—	(39,593)	(11,312)	—	—	—	—	—	(11,312)	(1,557)	—	(1,557)	(3,912)	(56,376)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	308,470	335,458	134,500	72,500	128,458	(29,295)	2,307	177,584	162,365	21,300	106,200	34,865	315	14,903	35,735	31,529	4,206	(3,075)	518,715

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others ”, “Others ”, and “Others ” include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. “Others ” includes elimination of transactions between the Global Groups.

2. The difference between total Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference).

The total amount of the above net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting and the amount of Income before income taxes and minority interests recorded in Consolidated Statement of Income are different.

The contents of the difference for the nine months ended December 31, 2011 are as follows:

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	518,715
Credit Costs of Trust Accounts	—
General and Administrative Expenses (non-recurring Losses)	(57,557)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(27,784)
Net Gains (Losses) related to Stocks	(108,637)
Net Extraordinary Gains (Losses)	76,131
Others	42,155

Income before income taxes and minority interests recorded in Consolidated Statement of Income	443,022

(NOTES TO SECURITIES)

Notes as of December 31, 2011

In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded.

1.	Bonds Held to Maturity:

	Millions of yen
As of December 31, 2011	Amount on Consolidated BS	Fair Value	Unrealized Gains/Losses (Net)
Japanese Government Bonds	¥1,650,713	¥1,663,555	¥12,841
Japanese Corporate Bonds	¥1,001	¥1,003	¥1

Total	¥1,651,715	¥1,664,558	¥12,842

Note: Fair value is primarily based on the market price at the consolidated balance sheet date.

2.	Other Securities:

	Millions of yen
As of December 31, 2011	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Japanese Stocks	¥2,309,034	¥2,232,263	¥(76,770)
Japanese Bonds	32,786,609	32,832,677	46,067
Japanese Government Bonds	28,672,898	28,717,018	44,119
Japanese Local Government Bonds	259,341	262,526	3,184
Japanese Corporate Bonds	3,854,369	3,853,132	(1,237)
Other	9,307,704	9,169,538	(138,166)
Foreign Bonds	7,107,679	7,126,202	18,523
Other Debt Purchased	881,452	877,628	(3,824)
Other	1,318,573	1,165,707	(152,865)

Total	¥44,403,349	¥44,234,479	¥(168,869)

Notes:	1.	Net Unrealized Gains include ¥10,032 million (of loss), which was recognized in the consolidated statement of income by applying the fair-value hedge method and others.
	2.	Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date.
	3.	Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the third quarter (impairment (“devaluation”)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (“devaluation”) for the third quarter was ¥122,755 million.
		The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost;

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

4.

Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, based on our determination that current market prices may not reflect the fair value due to the extremely limited volume of actual transactions, our domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary have applied reasonably calculated prices as the book value at the end of the third quarter.

In deriving the reasonably calculated prices, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

5.

Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

(NOTES TO MONEY HELD IN TRUST)

Notes as of December 31, 2011

1.	Money Held in Trust Held to Maturity:

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

	Millions of yen
As of December 31, 2011	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Other in Money Held in Trust	¥993	¥908	¥(84)

Note:	Fair value of Other is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date and other.

(SUBSEQUENT EVENTS)

There is no applicable information.